Exhibit 99.3

R.V.B. HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 26, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “company”), do hereby nominate, constitute and appoint Aviv Tzidon and Omer Bar-Yohay, and each of them, the true and lawful proxies and attorneys with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, no par value, of the Company, held in my name on its books as of August 24, 2016, at the Annual General Meeting of Shareholders to be held on September 26, 2016 (or as otherwise adjourned). By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be treated as neither a vote “FOR” nor “AGAINST” the Proposal. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

September 26, 2016

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00033323023023230000 4	091916

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Please check the box as applicable:
		FOR	AGAINST	ABSTAIN
1.
“RESOLVED, that the Amended and Restated Articles of Association of the Company as attached to the Proxy Statement as Appendix A are hereby approved and adopted, and that the Company’s Memorandum of Association shall be amended accordingly.”
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.	“RESOLVED, to change the name of the Company to EViation Ltd. or such similar name as may be approved by the Israeli Registrar of Companies.”	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.	“RESOLVED, to approve the proposed compensation package for Mr. Omer Bar-Yohay as summarized in Proposal 3 to the Proxy Statement. In accordance with §267 and §275 of the Israeli Companies Law.”	☐	☐	☐
		YES	NO
	Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 3? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 3.)	☐	☐
		FOR	AGAINST	ABSTAIN
4.
“RESOLVED, that the grants of incentive share options to certain non-executive directors of the Company under the ESOP, as set forth on Appendix B to the Proxy Statement, are hereby approved in accordance with §267 and §275 of the Israeli Companies Law, with effect as of immediately following the ESOP’s approval by the Israeli Income Tax Authority.”
		☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 4? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal4.
		☐	☐
		FOR	AGAINST	ABSTAIN
5.
“RESOLVED, that the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors and as presented to the shareholders, are hereby approved in accordance with §267 and §275 of the Israeli Companies Law.”
		☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 5? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal5.)
		☐	☐
		FOR	AGAINST	ABSTAIN
6.
“RESOLVED, that the form of Indemnification agreement attached as APPENDIX C to the Proxy Statement, with regard to all current directors and officers, and all future directors and officers, is hereby approved.”
		☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 6? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal6.)
		☐	☐
		FOR	AGAINST	ABSTAIN
7.
“RESOLVED, to approve and ratify the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company and to authorize the board of directors to determine the independent auditors’ remuneration.”
		☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.